Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the following ratio of earnings to fixed charges for each of the following periods on a consolidated basis. You should read the following ratio in conjunction with our consolidated financial statements and the notes to those financial statements.

	FY2012	FY2013	FY2014

Earnings before provision for income taxes	$ 39,574	$ 58,745	$ 60,098
Fixed charges	1,590	2,052	2,150
Earnings before provision for income taxes plus fixed charges	$ 41,164	$ 60,797	$ 62,248

Fixed charges
Interest expense	$ 1,430	$ 1,868	$ 1,948
Estimate of interest included in rent expense	160	184	202
Fixed charges	$ 1,590	$ 2,052	$ 2,150
Ratio of earnings to fixed charges (1)	25.89	29.63	28.96

(1)
In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income of equity investees, plus our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the noncontrolling interest in pre-tax income of subsidiaries that have no incurred fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.